Exhibit 99.4

Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles

INTRODUCTION

The Toronto-Dominion Bank (the Bank) produces quarterly and annual reports, which are submitted to the U.S. Securities and Exchange Commission (SEC) under Form 6-K and Form 40-F, respectively, and which are incorporated by reference into registration statements of the Bank relating to offerings of securities.  These reports are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  SEC regulations require certain additional disclosure to be included in such registration statements reconciling financial information in the reports from Canadian GAAP to the generally accepted accounting principles in the United States of America (U.S. GAAP).  This additional disclosure is contained within this document for the three years ended October 31, 2009, 2008 and 2007 and should be read in conjunction with the Bank’s Consolidated Financial Statements as at and for the year ended October 31, 2009 contained elsewhere in this Annual Report on Form 40-F.

RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accounting principles followed by the Bank, including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada, conform with Canadian generally accepted accounting principles (Canadian GAAP).
As required by the U.S. Securities and Exchange Commission (SEC), the significant differences between Canadian GAAP and United States generally accepted accounting principles (U.S. GAAP) are described below.

Net Income
		For the years ended October 31
(millions of Canadian dollars)	20091	2008	2007
Net income based on Canadian GAAP	$3,120	$3,833	$3,997
Employee future benefits (Note a)	2	(10)	(3)
Available-for-sale securities	–	(4)	3
Derivative instruments and hedging activities (Note e)	617	953	25
Trading securities (Notes b, c)	–	(791)	81
Loans designated as trading under the fair value option (Note c)	–	116	27
Trading liabilities	–	36	10
Net securities gains 2 (Note g)	45	–	–
Liabilities and equity (Note h)	94	93	110
Amortization of intangible assets	–	–	(30)
Other income (Note f)	82	(31)	9
Provision for credit losses (Note b)	250	–	–
Income taxes and net change in income taxes due to the above items (Notes l,m)	(350)	(205)	(60)
Non-controlling interests (Note h)	(68)	(68)	(61)
Net income based on U.S. GAAP	3,792	3,922	4,108
Preferred dividends (Note h)	193	94	55
Net income available to common shareholders based on U.S. GAAP	$3,599	$3,828	$4,053
Average number of common shares outstanding (millions)
Basic – U.S. GAAP/Canadian GAAP	847.1	769.6	718.6
Diluted – U.S. GAAP/Canadian GAAP	850.1	775.7	725.5

Basic earnings per share – U.S. GAAP	$4.25	$4.97	$5.64
– Canadian GAAP	3.49	4.90	5.53
Diluted earnings per share – U.S. GAAP	$4.23	$4.93	$5.59
– Canadian GAAP	3.47	4.87	5.48

1
For 2009, the effect of U.S. GAAP adjustments to the Canadian GAAP Consolidated Statement of Income is as follows: $561 million decrease to net interest income (2008 - $819 million decrease, 2007 - $285 million increase), $1,450 million increase to other income (2008 - $1,182 increase, 2007 - $20 million decrease) and $217 million increase to non-interest expenses (2008 - $322 million increase, 2007 - $154 million increase).

2
Netsecurities gains for the year ended October 31, 2009 include credit losses of $45 million (consisting of $72 million of unrealized losses, net of $27 million recognized in other comprehensive income) and realized securities gains of $90 million.

Consolidated Statement of Comprehensive Income
			For the years ended October 31
(millions of Canadian dollars)	Canadian	Adjust-	U.S. GAAP
	GAAP	ments	2009	2008	2007
Net income	$3,120	$672	$3,792	$3,922	$4,108
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities1	1,129	378	1,507	(1,016)	74
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities2	257	–	257	(53)	(53)
Net change in unrealized foreign currency translation gains (losses) on investments in subsidiaries net of hedging activities3,7	(72)	31	(41)	416	(1,155)
Change in net gains (losses) on derivative instruments designated as cash flow hedges4	1,702	(172)	1,530	255	(160)
Reclassification to earnings of net (gains) losses on cash flow hedges5	(1,244)	–	(1,244)	(162)	40
Pension liability adjustment6	–	(282)	(282)	(82)	10
Other comprehensive income (loss) for the year	1,772	(45)	1,727	(642)	(1,244)
Comprehensive income (loss) for the year	$4,892	$627	$5,519	$3,280	$2,864
1	Net of income tax provision (benefit) of $207 million (2008 - $(625) million; 2007 - $68 million).
2	Net of income tax provision (benefit) of $(148) million (2008 - $22 million; 2007 - $32 million).
3	Net of income tax provision (benefit) of $604 million (2008 - $(1,363) million; 2007 - $909 million).
4	Net of income tax provision (benefit) of $742 million (2008- $156 million; 2007 - $(99) million).
5	Net of income tax provision (benefit) of $552 million (2008 - $70 million; 2007 - $(22) million).
6	Net of income tax provision (benefit) of $(36) million (2008 - $25 million; 2007- $6 million).
7	Fiscal 2009 includes $1,380 million (2008 - $(2,881) million; 2007 - $1,864 million) of after-tax gains (losses) arising from hedges of the Bank’s investment positions in foreign operations.

Condensed Consolidated Balance Sheet
					As at October 31
			2009			2008
	Canadian	Adjust-	U.S.	Canadian	Adjust-	U.S.
(millions of Canadian dollars)	GAAP	ments	GAAP	GAAP	ments	GAAP
Assets
Cash	$2,414	$ –	$2,414	$ 2,517	$ –	$2,517
Interest-bearing deposits with Banks (Note d)	19,103	(3,333)	15,770	15,429	(4,757)	10,672
Securities
Trading	51,084	–	51,084	53,095	6,402	59,497
Designated as trading under the fair value option (Note c)	3,236	–	3,236	6,402	(6,402)	–-
Available-for-sale (Note b)	84,841	18,248	103,089	75,121	8,311	83,432
Held-to-maturity (Note b)	9,662	(9,229)	433	9,507	(9,507)	–
Securities purchased under reverse repurchase agreements	32,948	–	32,948	42,425	–	42,425
Loans
Residential mortgages (Notes e, o)	65,665	(612)	65,053	63,003	(822)	62,181
Consumer instalment and other personal	94,357	–	94,357	79,610	14	79,624
Credit card	8,152	–	8,152	7,387	1	7,388
Business and government (Note i)	75,966	19	75,985	70,650	777	71,427
Business and government designated as trading under the fair value option (Note c)	210	–	210	510	(510)	–
Debt securities classified as loans (Note b)	11,146	(11,146)	–	–	–	–
	255,496	(11,739)	243,757	221,160	(540)	220,620
Allowance for credit losses (Note b)	(2,368)	288	(2,080)	(1,536)	(170)	(1,706)
Loans (net)	253,128	(11,451)	241,677	219,624	(710)	218,914
Investment in TD Ameritrade	5,465	–	5,465	5,159	–	5,159
Derivatives (Note d)	49,445	(39,456)	9,989	83,548	(65,736)	17,812
Goodwill (Notes e, j)	15,015	(82)	14,933	14,842	(93)	14,749
Other intangibles	2,546	–	2,546	3,141	–	3,141
Other assets (Notes a, b, e, n)	28,332	6,260	34,592	32,404	6,890	39,294
Total assets	$557,219	$(39,043)	$518,176	$563,214	$(65,602)	$497,612
Liabilities
Deposits (Notes d, e)	$391,034	$(3,465)	$387,569	$375,694	$(4,604)	$371,090
Derivatives (Note d)	48,152	(39,407)	8,745	74,473	(65,937)	8,536
Other liabilities (Notes a, b, d, e, k, l, m, n, o)	63,926	4,899	68,825	65,933	5,998	71,931
Subordinated notes and debentures	12,383	–	12,383	12,436	–	12,436
Liabilities for preferred shares (Note h)	550	(550)	–	550	(550)	–
Liabilities for capital trust securities (Note h)	895	(895)	–	894	(894)	–
Total liabilities	516,940	(39,418)	477,522	529,980	(65,987)	463,993
Non-controlling interests in subsidiaries (Note h)	1,559	895	2,454	1,560	894	2,454
Shareholders’ equity
Preferred shares (Note h)	3,395	550	3,945	1,875	550	2,425
Common shares (Note k)	15,357	39	15,396	13,241	39	13,280
Contributed surplus	321	–	321	350	–	350
Retained earnings (Notes a, c, e, h, j, k, m)	18,632	417	19,049	17,857	(180)	17,677
Accumulated other comprehensive income (loss)
Unrealized gains (losses) on available-for-sale securities, net of hedging activities1 (Note b)	739	460	1,199	(1,409)	645	(764)
Unrealized foreign currency translation (losses) on investments in subsidiaries, net of hedging activities	(1,539)	7	(1,532)	(1,633)	(24)	(1,657)
Gains (losses) on derivatives designated as cash flow hedges (Note e)	1,815	(1,360)	455	1,393	(1,188)	205
Pension liability adjustment (Note a)	–	(633)	(633)	–	(351)	(351)
Total accumulated other comprehensive income (loss)2	1,015	(1,526)	(511)	(1,649)	(918)	(2,567)
Total shareholders’ equity	38,720	(520)	38,200	31,674	(509)	31,165
Total liabilities and shareholders’ equity	$557,219	$(39,043)	$518,176	$563,214	$(65,602)	$497,612
1	Includes $27 million of the non-credit component of other-than-temporary impairment related to available-for-sale debt securities.
2	Includes an opening adjustment of $329 million gain to other comprehensive income due to the reporting period alignment of U.S. entities.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended
	October 31, 2009			October 31, 2008
(in millions of Canadian dollars)	Canadian GAAP	Adjust- ments	U.S. GAAP	Canadian GAAP	Adjust- ments	U.S. GAAP
Cash flows from (used in) operating activities
Net Income	$ 3,120	672	$ 3,792	3,833	89	3,922
Adjustments to determine net cash flows from (used in) operating activities:
Provision for credit losses	2,480	(250)	2,230	1,063	-	1,063
Restructuring costs	36	-	36	48	-	48
Depreciation	600	-	600	438	-	438
Amortization of other intangibles	653	-	653	577	-	577
Net securities (gains) losses	437	(45)	392	(331)	4	(327)
Net gain on securitizations	(321)	-	(321)	(41)	-	(41)
Equity in net income of an associated company	(303)	-	(303)	(309)	-	(309)
Non-controlling interests	111	68	179	43	68	111
Future income taxes	336	350	686	108	205	313
Changes in operating assets and liabilities:
Current income taxes payable	1,703	-	1,703	(2,857)	-	(2,857)
Interest receivable and payable	224	-	224	27	-	27
Trading securities	5,043	-	5,043	26,302	-	26,302
Derivative assets	33,880	(26,279)	7,601	(44,630)	38,739	(5,891)
Derivative liabilities	(26,137)	26,530	393	32,852	(39,234)	(6,382)
Other	2,781	(1,020)	1,761	2,859	164	3,023
Net cash from operating activities	24,643	26	24,669	19,982	35	20,017
Cash flows from (used in) financing activities
Change in deposits	14,319	-	14,319	52,030	-	52,030
Change in securities sold under repurchase agreements	(2,460)	-	(2,460)	2,080	-	2,080
Change in securities sold short	(877)	-	(877)	(5,677)	-	(5,677)
Issuance of subordinated notes and debentures	-	-	-	4,025	-	4,025
Repayment of suboridinated notes and debentures	(20)	-	(20)	(1,079)	-	(1,079)
Liability for preferred shares and capital trust securities	1	-	1	(5)	-	(5)
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	(37)	-	(37)	41	-	41
Common shares issued	1,544	-	1,544	201	-	201
Common shares (acquired) for trading purposes	37	-	37	(12)	-	(12)
Dividends paid	(1,791)	(26)	(1,817)	(1,636)	(35)	(1,671)
Net proceeds from issuance of preferred shares	1,497	-	1,497	1,430	-	1,430
Net cash from financing activities	12,213	(26)	12,187	51,398	(35)	51,363
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(6,313)	-	(6,313)	(683)	-	(683)
Activity in available-for-sale and held-to-maturity securities:
Purchases	(92,331)	-	(92,331)	(120,077)	-	(120,077)
Proceeds from maturities	43,101	-	43,101	29,209	-	29,209
Proceeds from sales	33,022	-	33,022	63,995	-	63,995
Net change in loans, net of securitizations	(51,036)	-	(51,036)	(36,659)	-	(36,659)
Proceeds from loan securitizations	27,491	-	27,491	10,370	-	10,370
Net purchases of premise and equipment	(820)	-	(820)	(532)	-	(532)
Securities purchased under reverse repurchase agreements	10,275	-	10,275	(14,777)	-	(14,777)
Acquisition and disposition less cash and cash equivalents acquired	-	-	-	(1,759)	-	(1,759)
Net cash used in investing activities	(36,611)	-	(36,611)	(70,913)	-	(70,913)
Effect of exchange rate changes on cash on cash equivalents	(159)	-	(159)	260	-	260
Net increase in cash and cash equivalents	86	-	86	727	-	727
Impact due to reporting-period alignment of U.S. entities	(189)	-	(189)	-	-	-
Cash and cash equivalents at beginning of period	2,517	-	2,517	1,790	-	1,790
Cash and cash equivalents at end of period, represented by cash and due from banks	2,414	-	2,414	2,517	-	2,517
Supplementary disclosure of cash flow information:
Amount of interest paid during the period	8,337	-	8,337	10,678	-	10,678
Amount of income taxes paid (refunded) during the period	(1,198)	-	(1,198)	1,905	-	1,905

SIGNIFICANT ACCOUNTING POLICY DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

The following note disclosures contain Financial Accounting Standards Board (FASB) Statement No. 168 The FASB Accounting Standards Codification references. The Codification is the new single source of authoritative U.S. GAAP (ASC refers to Accounting Standards Codification).

(a) EMPLOYEE FUTURE BENEFITS

The Bank adopted the Financial Accounting Standards Board (FASB) Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (ASC 715-20-65), on October 31, 2007 for U.S. GAAP purposes. This standard requires the Bank to recognize the funded status of its defined benefit pension and other postretirement plans on its Consolidated Balance Sheet as at October 31, 2007. The Bank is also required to recognize gains or losses and prior service costs or credits that arise during the period but are not recognized as components of the period’s net benefit expense as a component of other comprehensive income.  The net periodic benefit expense expected to be reclassified from other comprehensive income to pension expense for fiscal 2010 is $38 million (2009 - $12 million, 2008 - $17 million).
Prior to the adoption of this standard, U.S. GAAP required an additional pension liability to be recorded if the accumulated benefit obligation was greater than the fair value of the plan assets. Canadian GAAP has no such requirement.

For U.S. GAAP purposes, the Bank recognized the amounts in the following table in the Consolidated Balance Sheet:

(millions of Canadian dollars)	2009	2008
Prepaid pension expense (accrued benefit liability)	$(648)	$(756)
Pension liability adjustment, net of income taxes (accumulated other comprehensive income)	633	351
Net amount recognized	$(15)	$(405)

In 2009, U.S. GAAP adjustments for employee future benefits decreased non-interest expenses by $2 million (2008 - increased by $10 million, 2007 - increased by $3 million).

Effective November 1, 2008, the Bank adopted the remaining provision of FASB Statement (SFAS) No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158/ASC 715-20-65), which requires that the date at which the benefit obligation and plan assets are measured should be the fiscal year-end date of the Bank. As a result, the Bank will no longer measure its defined benefit plans three months earlier than the financial statement date for U.S. GAAP purposes. The impact upon adoption of this provision of the standard on November 1, 2008, was a decrease to opening retained earnings of $24 million, a decrease to prepaid pension assets of $42 million, a decrease to the pension liability adjustment of $15 million and a decrease to other liabilities of $3 million.

(b) SECURITIES

Certain securities classified as held-to-maturity under Canadian GAAP are classified as available-for-sale under U.S. GAAP, and are reported on the Consolidated Balance Sheet at their fair values with unrealized gains and losses arising from changes in fair values reported net of income taxes in the Consolidated Statement of Comprehensive Income.
    In October 2008, the Bank adopted the Amendments to CICA Section 3855, Financial Instruments - Recognition and Measurement and Section 3862, Financial Instruments - Disclosure (the 2008 Amendments) for Canadian GAAP.  The 2008 Amendments permitted reclassification of financial assets out of trading and available-for-sale categories in specified circumstances. The 2008 Amendments were applicable for periods beginning on or after July 1, 2008. The Bank adopted the 2008 Amendments effective August 1, 2008 for Canadian GAAP, and reclassified certain debt securities from trading to available-for-sale category.  U.S. GAAP was also amended to permit reclassifications of financial assets out of trading and available-for-sale categories in specified circumstances.  However, reclassifications under U.S. GAAP were only permitted on a prospective basis.  Given the market conditions at that time, and the Bank’s intention to not actively trade in these debt securities, they were reclassified from trading to available-for-sale for U.S. GAAP effective October 31, 2008.   The fair value of the reclassified debt securities was $7,355 million, as at October 31, 2008.  The result of reclassification of these securities for U.S. GAAP for the year ended October 31, 2009 was  nil (2008 - $791 million).
    In August 2009, additional amendments were issued to Section 3855 and Section 3025, Impaired Loans (the 2009 Amendments). The 2009 Amendments changed the definition of a loan such that certain debt securities may be classified as loans if they do not have a quoted price in an active market and it is not the Bank’s intent to sell the securities immediately or in the near term. Debt securities classified as loans are assessed for impairment using the incurred credit loss model of Section 3025.  Under this model, the carrying value of a loan is reduced to its estimated realizable amount when it is determined that it is impaired. Loan impairment accounting requirements are also applied to held-to-maturity financial assets as a result of the 2009 Amendments. Debt securities that are classified as available-for-sale continue to be written down to their fair value through the Consolidated Statement of Income when the impairment is considered to be other-than-temporary, however the impairment loss can be reversed if the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized.
    As a result of the 2009 Amendments, the Bank reclassified certain debt securities from available-for-sale to loans effective November 1, 2008 at their amortized cost as of that date for Canadian GAAP purposes only. After the reclassification, they are carried at amortized cost using the effective interest rate method, net of an allowance for credit losses recorded in accordance with the incurred loss model of $322 million as at October 31, 2009.  For U.S. GAAP purposes these debt securities remain classified as available-for-sale and continue to be assessed for other-than-temporary impairment.  The impact of reclassification was reversed under U.S. GAAP which included a reversal to opening retained earnings of $59 million and a reversal of provision for credit losses of $205 million.  In addition $45 million of provision for credit losses representing specific allowance recorded under Canadian GAAP was reclassified to other income under U.S. GAAP representing the credit portion of other-than-temporary impairment. See additional discussion on other-than-temporary impairment in Note (g).

    The 2009 Amendments also required the Bank to reclassify certain held-to-maturity securities to loans as the securities do not have a quoted price in an active market, and can therefore no longer be classified as held-to-maturity for Canadian GAAP purposes. The securities were carried at amortized cost both before and after the reclassification.  For U.S. GAAP purposes, the Bank continues to classify some of these debt securities as available-for-sale and others as held-to-maturity.  For the securities that remain available-for-sale under U.S. GAAP,  $68 million of unrealized gain on these debt securities is included in the Consolidated Statement of Comprehensive income.  The reclassification for those securities that remain classified as held-to-maturity under U.S. GAAP did not have a material impact on the financial position, earnings or cash flows of the Bank.
    In addition, the 2009 Amendments require loans for which the Bank has the intention to sell immediately or in the near term to be classified as trading. As a result, they are accounted for at fair value, with changes in fair value recorded in the Consolidated Statement of Income for Canadian GAAP purposes. Prior to the adoption of the 2009 Amendments, these loans were accounted for at amortized cost. These loans are recorded in residential mortgages and business and government loans on the Consolidated Balance Sheet for Canadian GAAP purposes. For U.S. GAAP purposes, these loans are classified as held for sale and are recorded at the lower of cost or market. This reclassification did not have a material impact on the financial position, earnings or cash flows of the Bank for U.S. GAAP purposes (see Note (o) for additional details).

(c) FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Effective November 1, 2008, the Bank adopted SFAS No.159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159/ASC 820-10).  SFAS 159 (ASC 820-10) allows certain eligible financial instruments to be measured at fair value using the fair value option with the change in the fair value being recognized in the Consolidated Statement of Income. As Canadian GAAP permits the use of the fair value option, the Bank had previously designated certain securities and loans at fair value using this option. The impact of adopting this standard has resulted in the elimination of a Canadian/ U.S. GAAP difference relating to financial instruments that are designated as trading under the fair value option.  The adjustment to opening U.S. GAAP retained earnings on adoption of SFAS 159 (ASC 825-10) was a decrease of $72 million.

(d)  OFFSETTING OF DERIVATIVE BALANCES

The Bank adopted FASB Staff Position (FSP) FIN 39-1, Amendment to FASB Interpretation No. 39 (FSP FIN 39-1/ASC 815-10-45), effective November 1, 2008. This guidance allows the Bank to elect to offset the fair value amounts recognized on the balance sheet for derivative instruments under master netting arrangements. In addition, this guidance allows the Bank to offset the fair value recognized for the cash collateral received or posted against the derivative balances under the same master netting agreement against the fair value of the derivatives.  As a result of adopting this guidance, the derivative assets and liabilities of the Bank are presented on the U.S. GAAP balance sheet on a net basis for counterparties where the Bank has a master netting agreement, and the fair value of cash collateral received and posted under the same master netting agreement is netted against the fair value of the derivative. Under Canadian GAAP, the derivative assets and liabilities are recognized on the balance sheet on a gross basis. The prior periods have been restated to reflect the voluntary change in accounting policy with no impact to net income. As a result of netting, for the period ended October 31, 2009, derivative assets decreased by $39.5 billion and derivative liabilities decreased by $39.4 billion (October 31, 2008 - derivative assets decreased by $65.7 billion; derivative liabilities decreased by $65.9 billion).

(e) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Bank de-designated certain derivative instruments from qualifying fair value and cash flow hedge accounting relationships under U.S. GAAP on November 1, 2006. These derivatives continue to be designated in qualifying hedging relationships under Canadian GAAP. Derivative instruments under these and certain other fair value and cash flow hedging relationships that have been entered into after this date are also not designated in qualifying hedging relationships under U.S. GAAP.  This resulted in a change in the fair value of these derivatives of $476 million being recognized as an increase to income in 2009 under U.S. GAAP (2008 - $907 million decrease to income, 2007 - $66 million decrease to income).
For fair value hedges de-designated under U.S. GAAP, subsequent adjustments to the carrying basis for the hedged item recorded under Canadian GAAP are reversed, and any adjustment to the carrying basis recognized on the U.S. GAAP balance sheet prior to November 1, 2006 is amortized or accreted back to the hedged item’s par value or redemption amount over the hedged item’s remaining life. At the end of 2009, basis adjustment accretion of $24 million (2008 - $45 million, 2007 - $56 million) was recognized in U.S. GAAP Consolidated Statement of Income.
For cash flow hedges de-designated under U.S. GAAP, all of the hedged cash flows associated with the relevant forecasted transactions are still expected to occur, for that reason, the net derivative gains related to the de-designated cash flow hedges will continue to be reported in accumulated other comprehensive income under U.S. GAAP until the hedged transaction impacts earnings. At the end of 2009, net deferred gains on derivative instruments of $35 million (2008 - $35 million, 2007 -$35 million) were included in other comprehensive income and are expected to be reclassified to earnings during the next fiscal year.
Cash flow hedges that remain designated under U.S. GAAP include hedges of certain forecasted transactions up to a maximum of 30 years.

The foreign currency exposure on anticipated business acquisitions may be hedged by the Bank and designated in qualifying hedge accounting relationships under Canadian GAAP. Under U.S. GAAP, foreign currency exposures on anticipated business acquisitions are not eligible for hedge accounting.  Under Canadian GAAP, the changes in the fair value of the derivatives designated in the hedging relationships are recorded in goodwill on completion of the business acquisition. For U.S. GAAP, the change in the fair value of these derivatives is recognized in the Consolidated Statement of Income.  In 2009, nil (2008 - $129 million gain, 2007 - $98 million loss) was recognized in income under U.S. GAAP.
Certain commitments to extend credit are considered derivatives under Canadian GAAP, and are recorded at fair value with changes in fair value recognized in the Consolidated Statement of Income. For U.S. GAAP, the impact of following derivative accounting under Canadian GAAP is reversed, as these commitments are not considered to be derivatives.
In 2009, U.S. GAAP adjustments for derivative instruments and hedging activities decreased net interest income by $724 million (2008 - decreased net interest income by $909 million, 2007 - increased net interest income by $175 million) and increased other income by $1,341 million (2008 - increased by $1,862 million, 2007 - decreased by $150 million).

(f) NET INTEREST INCOME ON CERTAIN DEBT SECURITIES AND LOANS

Under Canadian GAAP, any changes in expected cash flows of certain debt securities and loans are recognized as an adjustment to the carrying value of the financial instrument with an offset recognized immediately in income. The carrying amount is recalculated by computing the present value of estimated future cash flows at the financial instrument's original effective interest rate. The adjustment is recognized in the Consolidated Statement of Income in the reporting period in which the change in estimated cash flows occurred.
    Under U.S. GAAP, changes in expected cash flows require a recalculation of the effective interest rate. An adjustment is made to the carrying value of the financial instrument to reflect the amount that would have existed had the new effective interest rate been applied from inception of the financial instrument. The change in the carrying value of the financial instrument is recorded in the Consolidated Statement of Income.
    For the year ended October 31, 2009, the GAAP difference resulted in a reduction of net interest income for U.S. GAAP purposes of $22 million (2008 - nil).
    During 2008, the Bank reclassified certain debt securities from trading to available-for-sale category due to the adoption of the 2008 Amendments (See Note (b)). The difference in the adoption date of the 2008 Amendments between Canadian and U.S. GAAP resulted in a difference in amortized cost for these securities. As a result, under U.S. GAAP, the interest income recognized for the year ended October 31, 2009 was higher by $96 million (2008 -nil).

(g) SECURITIES LOSSES RECOGNIZED ON AVAILABLE-FOR-SALE SECURITIES AND RECOGNITION AND PRESENTATION OF OTHER-THAN-TEMPORARY IMPAIRMENT

Prior to the adoption of FSP No. SFAS 115-2 and SFAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (FSP SFAS 115-2 and SFAS 124-2/ASC 320-10-65-1), U.S. GAAP required that the Bank have the positive intent and ability to hold to recovery available-for-sale or held-to-maturity securities where the fair value was lower than their amortized cost in order not to record an impairment loss in the Consolidated Statement of Income. Canadian GAAP does not have such a requirement.
    Under U.S. GAAP for the six months ended April 30 2009, the Bank wrote down securities where the fair value was below amortized cost and there was no positive intent to hold to recovery.  As a result, the Bank recognized an increase in securities losses of $229 million. These losses were reclassified from other comprehensive income and recognized as securities losses in the Consolidated Statement of Income.
    Effective May 1, 2009, the Bank adopted FSP SFAS 115-2 and SFAS 124-2 (ASC 320-10-65-1) on a prospective basis for existing and new debt securities classified as available-for-sale or held-to-maturity.  FSP SFAS 115-2 and SFAS 124-2 (ASC 320-10-65-1) requires that for a security classified as available-for-sale or held-to-maturity, if an entity intends to sell the debt security or it is more likely than not that it will be required to sell the debt security before recovering its cost basis, the entire impairment loss should be recognized as an impairment in the Consolidated Statement of Income. However, if the Bank does not intend to sell the debt security and it is not likely that the Bank will be required to sell the debt security before recovering its cost basis, then only the portion of the impairment loss representing credit losses is recognized in the Consolidated Statement of Income. The balance of the impairment loss would be recognized in the Consolidated Statement of Comprehensive Income.
    Upon adoption of the FSP, $130 million of impairment losses recognized for the six months ended April 30, 2009, related only to liquidity, were reversed into income, as the Bank no longer had to positively assert an intent to hold these securities to recovery. There was also $99 million of losses recognized on equity securities for the six months ended April 30, 2009 that were subsequently realized during the year ended October 31, 2009.  There was no impact upon transition to this FSP related to available-for-sale or held-to-maturity debt securities.  The FSP did not change the impairment guidance for equity securities.

    The other-than-temporary impairment recognized by the Bank for the year ended October 31, 2009, on available-for-sale debt and equity securities is as follows:

(millions of Canadian dollars)
2009
Total other-than-temporary impairment recognized under Canadian GAAP	$ (326)
Total other-than-temporary impairment recognized under U.S. GAAP	(398)
Additional other-than-temporary impairment taken under U.S. GAAP	(72)
Less: non-credit portion of other-than-temporary impairment recognized in other comprehensive income1	27
Additional net impairment losses recognized in the U.S. GAAP Consolidated Income Statement	$ (45)
1 Represents non-credit component of other-than-temporary impairment on available-for-sale debt securities.

The following is a roll-forward of the amount related to credit losses recognized in earnings for the year ended October 31, 2009.

(millions of Canadian dollars)	Total
Balance at the beginning of the period1	$ -
Credit component of other-than-temporary impairment not reclassified to other comprehensive income	(45)
Additions for amounts related to credit loss for which an other-than-temporary was not previously recognized	-
Reductions for securities sold during the period	-
Balance as at October 31, 2009	$(45)

1 Amount related to credit losses on debt securities for which a portion of an other-than-temporary impairment was recognized in other comprehensive income.

As at October 31, 2009, the debt securities with other-than-temporary impairment for which a portion of other-than temporary impairment loss remains in other comprehensive income consists of available-for-sale non-agency collateralized mortgage obligations, corporate and other debt securities portfolios.

The Bank measures credit losses on its available-for-sale debt securities within its corporate debt portfolio as the difference between the security’s amortized cost and its expected future cash flows. An assessment of whether a credit loss has occurred is based on the bank's internal assessment of the credit risk profile of the security in question along with expected recovery levels. The bank also takes into consideration external rating agency credit ratings.

The impairment that was recognized in income on the non-agency collateralized mortgage obligations portfolio and the other debt securities portfolio related to credit losses for available-for-sale debt securities that the Bank does not intend to sell and will not be required to sell.  The expected cash flows are based on contractual payments adjusted for expected prepayments and credit losses which are determined using assumptions for inputs including severity and probability of default.

(h) LIABILITIES AND EQUITY

Under Canadian GAAP, certain series of preferred shares issued by the Bank and innovative capital structures are classified as liabilities and their corresponding distributions as interest expense. However, under U.S. GAAP, these preferred shares are considered equity and innovative capital structures are considered as non-controlling interests.
In 2009, U.S. GAAP adjustments for liabilities and equity increased net interest income by $94 million (2008 - increased net interest income by $93 million, 2007 - increased net interest income by $110 million).

(i) ACQUISITION OF COMMERCE BANCORP INC.

Canadian GAAP and U.S. GAAP require loans acquired in a business combination to be recorded at fair value. However, U.S. GAAP requires these loans to be recorded gross of general allowances. Canadian GAAP requires that these loans be recorded net of their general allowances.  The loans acquired on the acquisition of Commerce have been recorded gross of general allowances for U.S. GAAP.

(j) RESTRUCTURING COSTS

Under previous Canadian GAAP, EIC-114 Liability Recognition for Costs Incurred on Purchase Business Combinations, restructuring costs incurred by the Bank that related to a business acquisition were recorded in the Consolidated Statement of Income, as these were not permitted to be included as a liability in the allocation of the purchase price equation. Under U.S. GAAP, these costs were included in the purchase price equation, thereby increasing goodwill. As a result, under U.S. GAAP, goodwill increased by $38 million, with the offset to retained earnings. Accounting for restructuring costs under current Canadian and U.S. GAAP is harmonized.

(k) STOCK-BASED COMPENSATION

The current Canadian GAAP accounting for stock options is harmonized with U.S. GAAP. Until October 5, 2002, the option holders could elect to receive cash for the options equal to their intrinsic value. In accounting for stock options with this feature, U.S. GAAP requires expensing the annual change in the intrinsic value of the stock options. For options that have not fully vested, the change in intrinsic value is amortized over the remaining vesting period. Under previous Canadian GAAP, no expenses were recorded and cash payments to option holders were charged to retained earnings on a net of tax basis. As a result, for the purposes of U.S. GAAP, the accrued liability for stock options of $39 million was reclassified to common shares as at October 6, 2002.

(l) INCOME TAXES

Under Canadian GAAP, the effects of income tax rate changes are recorded when considered substantively enacted. Under U.S. GAAP, the effects of rate changes do not impact the measurement of tax balances until passed into law. The difference between the substantively enacted and the enacted tax rates resulted in an increase in taxes payable of nil (2008 - increase in taxes payable of $10 million; 2007 - increase in taxes payable of $16 million).

(m) ACCOUNTING FOR UNCERTAIN TAX POSITIONS

Effective November 1, 2007, the Bank adopted, for U.S. GAAP purposes, FASB Interpretation-48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (FIN-48/ ASC 740-10-05). FIN-48 (ASC 740-10-05) clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN-48 (ASC 740-10-05) also provides guidance on measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves. For Canadian GAAP purposes, a single best estimate is used for measurement of uncertain tax positions. The adoption of FIN-48 (ASC 740-10-05) was accounted for retroactively without restatement and resulted in an $11 million increase to opening retained earnings as at November 1, 2007 with the offset recognized as a decrease to tax liabilities.
    The amount of total unrecognized tax benefits as of November 1, 2007 was $680 million. The total accrual of additional unrecognized benefits for fiscal 2009 was $189 million (2008 - $286 million). The entire amount of unrecognized tax benefits, if recognized, would affect the effective tax rate. The Bank accounts for arrears interest and penalties in income tax expense. The total amount of interest and penalties recognized in the Consolidated Balance Sheet at November 1, 2007 was $22 million. For the year-ended October 31, 2009, interest and penalties of $29 million (2008 - $76 million) were accrued.
    The Bank does not expect significant changes in the total amount of unrecognized tax benefits to occur within the next 12 months. The Bank operates in Canada, the U.S. and other tax jurisdictions, and various years ranging from 2001 to 2008 remain subject to examination by tax authorities.

The following is a roll-forward of the Bank’s FIN-48 (ASC 740-10-05) unrecognized tax benefits:

(millions of Canadian dollars)	2009	2008
Total unrecognized tax benefits at beginning of the year	$909	$680
Amounts of increases for current year’s tax positions	162	142
Amounts of increases for prior years’ tax positions	40	117
Amounts of decreases for prior years’ tax positions	(37)	(28)
Amounts of decreases relating to settlements	(23)	(40)
Foreign exchange and acquisitions	(13)	38
Total unrecognized tax benefits as at October 31	$1,038	$909

(n) NON-CASH COLLATERAL

Under U.S. GAAP, certain non-cash collateral received in securities lending transactions is recognized as an asset, while a liability is recorded for the obligation to return the collateral. Under Canadian GAAP, non-cash collateral received as part of a securities lending transaction is not recognized in the Consolidated Balance Sheet.

(o) LOANS HELD FOR RESALE

Under U.S. GAAP loans held-for-sale are recorded at the lower of cost or market. These loans are recorded at fair value for Canadian GAAP. In 2009, U.S. GAAP adjustments for loans held-for-sale decreased other income by $1 million (2008 - $26 million, 2007 - $10 million).

(p) FAIR VALUE MEASUREMENTS

Effective November 1, 2008, the Bank adopted SFAS No.157, Fair Value Measurements (SFAS 157/ASC 820-10-35-37 to 35-55) which provides a framework for measuring fair value under U.S. GAAP and establishes a fair value hierarchy that requires entities to maximize the use of observable inputs and minimize the use of non-observable inputs when measuring fair value. Effective November 1, 2008, the Bank also adopted FSP SFAS 157-2 (ASC 820-10-15-1A), Effective Date of SFAS Statement No. 157, which amends SFAS No. 157 to allow an entity to delay the application of this statement until November 1, 2009 for certain non-financial assets and liabilities. The new guidance primarily impacts the Bank’s fair value measurements for financial instruments and requires additional disclosures about its fair value measurements. SFAS 157 (ASC 820-10-35-37 to 35-55) defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. exit price) in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value. The standard also establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The adoption of SFAS 157 (ASC 820-1035-37 to 35-55) did not have a material impact on the financial position or earnings of the Bank.
    Please refer to Note 30 of the Bank’s 2009 Annual Report for (i) the fair value hierarchy table which shows the level for each of the financial assets and liabilities accounted for at fair value on a recurring basis as at October 31, 2009 and (ii) a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant non-observable inputs (Level 3) for the period of November 1, 2008 to October 31, 2009.
    Certain assets are measured at fair value on a non-recurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment or when assets are measured at the lower of cost or market).
    During the year ended October 31, 2009, certain equity securities carried at cost that do not have quoted market prices and certain investments accounted for using the equity method were written down to fair value through the Consolidated Statement of Income to reflect other-than-temporary impairment. Fair value for these equity instruments is determined using valuation techniques, including discounted cash flows and a multiple of earnings before taxes, depreciation and amortization. Management applies judgment in the selection of the valuation methodology and the various inputs to the calculation.
    Loans held for sale are measured at lower of cost or market. During the year ended October 31, 2009, certain loans held for sale were recorded at fair value as fair value was lower than their amortized cost. Fair value for these loans is determined using broker quotes where available.  These inputs are usually Level 2 inputs (please refer to Note 30 of the Bank’s 2009 Annual Report for details).  Where broker quotes are not available or reliable, the fair value of loans held for sale is determined using quoted prices for comparable assets, adjusted for specific attributes of that loan.  If the specific attributes of the loan are unobservable in the market and are significant to the overall valuation of the loan, the instrument is classified in Level 3 of the fair value hierarchy.
    The following table presents as at October 31, 2009, the level within the fair value hierarchy for each of the financial assets measured at fair value on a non-recurring basis and the total losses recorded in the Consolidated Statement of Income for these assets for the year ended October 31, 2009:

(millions of Canadian dollars)	October 31, 2009
	Level 1	Level 2	Level 3	Loss1
Loans held-for-sale	$ -	$ -	$ 12	$ 3
Equity securities carried at cost	-	-	143	83
Investments accounted for using the equity method	-	-	-	11
Total assets measured at fair value on a non-recurring basis	$ -	$ -	$ 155	$ 97
1 For Loans held-for-sale, the losses represent the write-down to market.  For equity securities carried at cost and investments accounted for using the equity method, losses represent the write-down to fair value for other-than-temporary impairment.

(q) DETERMINING FAIR VALUE WHEN THE VOLUME AND LEVEL OF ACTIVITY FOR THE ASSET OR LIABILITY HAVE SIGNIFICANTLY DECREASED AND IDENTIFYING TRANSACTIONS THAT ARE NOT ORDERLY

The Bank adopted FSP SFAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP SFAS 157-4/ASC 820-10-65-4), on May 1, 2009.  FSP SFAS 157-4 (ASC 820-10-65-4) provides additional guidance for estimating fair value in accordance with SFAS No. 157 (ASC 820-10-35-37- 35-55), when the volume and level of activity for the asset or liability have significantly decreased.  The implementation of this standard did not have a material impact on the financial position, earnings or cash flows of the Bank.

(r) DISCLOSURES ON CREDIT DERIVATIVES AND CERTAIN GUARANTEES

Effective November 1, 2008, the Bank adopted the FSP on FAS 133-1 and FIN 45-4 Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No.133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161(FSP SFAS 133-1 and FIN 45-4/ASC 815-10-65-2). This guidance amends SFAS No. 133 (ASC 815-10-05-2), Accounting for Derivative Instruments and Hedging Activities, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. It also amends FASB Interpretation No. 45 (ASC 460-10-05-2), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to require an additional disclosure about the current status of the payment or performance risk of a guarantee. The implementation of this standard did not have a material impact on the financial position, earnings or cash flows of the Bank.
    The Bank sells credit protection in the credit derivatives market for trading and credit risk management purposes but overall is a net purchaser of credit protection. The Bank has exposure to a given underlying reference entity as a seller of credit derivatives and may offset the exposure partially, or entirely, with a contract to purchase protection from another counterparty on the same or similar reference entity. All exposures are managed with risk limits that have been approved by the Bank’s risk management group and are hedged with various financial instruments, including credit derivatives and bonds within the trading portfolio, not included in this table. The Bank’s credit derivatives are recorded at fair value with changes in fair value recorded in the Consolidated Statement of Income.
    As at October 31, 2009, the Bank sold credit protection under credit default swaps with notional amounts of $30.9 billion. Upon a credit event, the Bank as seller of protection will usually pay out only a percentage of the full notional of protection sold because the amount required to be paid on the contract takes into account the recovery value of the reference obligation at the time of settlement.
    The following table summarizes the notional and fair value amounts of credit derivatives as at October 31, 2009, where the Bank is the seller and purchaser of credit protection:

Credit protection - credit default swaps ratings / maturity profile

(millions of Canadian dollars)	Maturity			Protection sold		Protection purchased
October 31, 2009	< 1 year	1 - 5 years	> 5 years	Total notional / maximum payout amount	Fair Value (b)	Total notional / maximum receivable amount	Fair value (b)
Risk rating of reference entity
Investment grade (AAA to BBB-)(a)	$2,329	$4,701	$3,373	$10,403	$(122)	$18,096	$73
Noninvestment grade (BB+ and below)(a)	531	2,010	830	3,371	(232)	6,415	303
Unrated(c)	2,870	11,014	3,239	17,123	(770)	16,366	500
Total	$5,730	$17,725	$7,442	$30,897	$(1,124)	$40,877	$876
(a) Ratings scale is based on the Bank's internal ratings, which generally correspond with ratings defined by S&P and Moody's.
(b) Amounts are shown on a gross basis, before the benefit of legally enforceable master netting arrangements and cash collateral held by the Bank.
(c) Includes predominantly CDS index tranches.

(s)  DISCLOSURES OF TRANSFERS OF FINANCIAL ASSETS AND INTERESTS IN VARIABLE INTEREST ENTITIES (VIES)

Effective November 1, 2008, the Bank adopted FSP SFAS 140-4 and FIN 46(R)-8 Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (FSP SFAS 140-4 and FIN 46 (R)-8/ASC 860-10-65).  FSP SFAS 140-4 and FIN 46 (R)-8 amends SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - and FIN 46(R), Consolidation of Variable Interest Entities. FSP SFAS 140-4 and FIN 46 (R)-8 (ASC 860-10-65) is intended to improve disclosures on transfers of financial assets and continuing involvement with both qualifying special purpose entities (QSPEs) and VIEs. There was no impact on the financial position, earnings or cash flows of the Bank, upon adoption of FSP SFAS 140-4 and FIN 46(R)-8 (ASC 860-10-65).

The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets and to create investment products for our clients. SPEs may be organized as trusts, partnerships or corporations and they may be formed as QSPEs or VIEs. When an entity is deemed a VIE, the entity must be consolidated by the primary beneficiary.

Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans and commercial mortgages to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. All products securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of these securitization exposures are as follows:

Total Outstanding Exposures Securitized by the Bank as an Originator1
(millions of Canadian dollars)	20092				2008
	Significant unconsolidated QSPEs		Significant unconsolidated SPEs		Significant unconsolidated QSPEs		Significant unconsolidated SPEs
	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests
Residential mortgage loans	$ -	$ -	$ 21,939	$ 558	$ -	$ -	$24,332	$421
Personal loans	6,962	121	-	-	8,100	80	-	-
Commercial mortgage loans	113	2	-	-	148	4	-	-
	$7,075	$123	$21,939	$558	$8,248	$84	$24,332	$421

1	In all the securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure.
2
Excluded from this table as at October 31, 2009 are $18,962 million of securitized assets (residential mortgage loans - $18,958 million, commercial mortgage loans - $4 million) and $658 million of carrying value of retained interests (residential mortgage loans - $658 million) due to securitizations through Canadian non-SPE third parties.

Residential mortgage loans
The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as the mortgages are all government guaranteed.

Personal loans
The Bank securitizes personal loans through QSPEs, as well as through single-seller conduits via QSPEs. As at October 31, 2009, the single-seller conduits had $5.1 billion (2008 - $5.1 billion) of commercial paper outstanding while another Bank-sponsored QSPE had $2.9 billion (2008 - $3.0 billion) of term notes outstanding. While the probability of loss is negligible as at October 31, 2009, the Bank’s maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (2008 - $5.1 billion) of which $1.1 billion (2008 - $1.1 billion) of underlying personal loans was government insured. Additionally, the Bank had retained interests of $121 million (2008 - $80 million) relating to excess spread.

Commercial mortgage loans
As at October 31, 2009, the Bank’s maximum potential exposure to loss was $2 million (2008 - $4 million) through retained interests in the excess spread and cash collateral account of the QSPE.

Securitization of Third Party-Originated Assets
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of global style liquidity facilities for multi-seller conduits was $7.5 billion as at October 31, 2009 (2008 - $10.7 billion). Further, the Bank has committed an additional $1.0 billion (2008 - $1.8 billion) in liquidity facilities for asset-backed commercial paper (ABCP) that could potentially be issued by the conduits. As at October 31, 2009, the Bank also provided deal-specific credit enhancement in the amount of $134 million (2008 - $78 million).
All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:
Total Exposure to Third Party-Originated Assets Securitized by Bank-Sponsored Conduits

(millions of Canadian dollars)		As at October 31, 2009				As at October 31, 2008
	Significant unconsolidated SPEs	Ratings profile of SPE asset class		Expected weighted average life (years)1	Significant unconsolidated SPEs	Ratings profile of SPE asset class
		AAA	AA+ to AA-			AAA	AA+ to AA-
Residential mortgage loans	$2,311	$2,311	$ -	2.4	$3,428	$3,378	$50
Credit card loans	500	500	-	2.7	500	500	-
Automobile loans and leases	2,487	2,487	-	1.2	4,474	4,470	4
Equipment loans and leases	428	428	-	1.2	638	636	2
Trade receivables	1,753	1,753	-	2.4	1,705	1,679	26
	$7,479	$7,479	$ -	2.0	$10,745	$10,663	$82

1
Expected weighted average life for each asset type is based upon each conduit’s remaining purchase commitment for revolving pools and the expected weighted average life of the assets for amortizing pools.

As at October 31, 2009, the Bank held $848 million (October 31, 2008 - $2.8 billion) of ABCP issued by Bank-sponsored multi-seller and single-seller conduits, on its Consolidated Balance Sheet.

Exposure to Third Party-Sponsored Conduits
The Bank has exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities of $160 million (2008 - $465 million) of which $160 million (2008 - $24 million) has been drawn. The assets within these conduits primarily comprise automotive-related financing assets, including loans and leases. During the twelve months ended October 31, 2009 and subsequently, these assets have received significantly different ratings (split ratings) from various credit rating agencies, ranging from AAA to BB-. The weighted average of the lowest of the split ratings, if the facilities are drawn, will result in credit exposure to the Bank of BBB+ (2008 - AAA).
The Bank’s exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at October 31, 2009 was not significant.

Other Financing Transactions
The Bank enters into transactions with major U.S. corporate clients through VIEs as a means to provide them with cost efficient financing. Under these transactions, as at October 31, 2009, the Bank provided approximately $2.0 billion (2008 - $2.1 billion) in financing to these VIEs. The Bank has received guarantees from or has recourse to major U.S. banks with A+ credit ratings on an S&P equivalent basis, fully covering its investments in these VIEs (2008 - AA). At inception or through recent restructuring of the transactions, the counterparties posted collateral with AAA ratings on an S&P equivalent basis in favour of the Bank and the Bank purchased credit protection to further reduce its exposure to the U.S. banks. As at October 31, 2009, these VIEs had assets totalling approximately $10.6 billion (2008 - $10.6 billion). As at October 31, 2009, the Bank’s maximum total exposure to loss before considering guarantees, recourse, collateral and CDS was approximately $2.0 billion (2008 - $2.1 billion). As at October 31, 2009, the Bank's net exposure to the U.S. banks after taking into account collateral and CDS was approximately $384 million (2008 - $960 million). The transactions allow the Bank or the counterparties discretion to exit the transactions on short notice.

The Bank’s significant involvement with transfers of financial assets, VIEs and QSPEs is disclosed in Note 5, Loan Securitizations and Note 6, Variable Interest Entities of the Bank’s 2009 Canadian GAAP Consolidated Financial Statements.

(t) DISCLOSURES ABOUT DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

SFAS No. 161 - Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133 (ASC 815-10-65-1), requires enhanced disclosures about derivative instruments and hedged items that are accounted for under SFAS No. 133 (ASC 815-10-65-1). This standard is effective for the Bank for the year ended October 31, 2009. The implementation of this standard did not have a material impact on the financial position, earnings or cash flows of the Bank. Please refer to Note 8 Derivatives of the Bank’s 2009 Canadian GAAP Consolidated Financial Statements for more information regarding the use of derivative instruments and the impact of hedging activities.

Trading-related income
Trading assets and liabilities, including derivatives, certain loans held within a trading portfolio that are designated as trading under the fair value option, and trading loans, are measured at fair value, with gains and losses recognized in the Consolidated Statement of Income.
Trading-related income comprises net interest income, trading income, income from loans designated as trading under the fair value option that are managed within a trading portfolio, and income from trading loans. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Trading income includes realized and unrealized gains and losses on trading securities, trading derivatives and trading loans. Realized and unrealized gains and losses on loans designated as trading under the fair value option are included in other income in the Consolidated Statement of Income.
Trading-related income excludes underwriting fees and commissions on securities transactions, which are shown separately in the Consolidated Statement of Income.
Trading-related income by product line depicts trading income for each major trading category.

(millions of Canadian dollars)	2009
Net interest income	$1,210
Trading income	685
Loans designated as trading under the fair value option	47
Total trading-related income	$1,942
By product
Interest rate	$962
Credit portfolios	330
Foreign exchange portfolios	573
Equity	(39)
Other portfolios	69
Loans designated as trading under the fair value option	47
Total trading-related income	$1,942

(u)	CODIFICATION

Effective October 31, 2009, the Bank adopted SFAS No. 168 The FASB Accounting Standards Codification (Codification).  The Codification is the new single source of authoritative U.S. GAAP.  Rules and interpretive releases of the Securities and Exchange Commission (SEC) are also sources of authoritative GAAP for SEC registrants.  The Codification supersedes all existing non-SEC accounting and reporting standards. The implementation of this standard did not have a material impact on the financial position, earnings or cash flows of the Bank.

(v)	SUBSEQUENT EVENTS

The Bank has performed an evaluation of events that have occurred subsequent to October 31, 2009, and through to December 3, 2009, (the Date of filing of this Form 40F). There have been no material subsequent events that occurred during that period that would require disclosure, or would be required to be recognized in the Consolidated Financial Statements, for the year ended October 31, 2009.

(w)	COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform with the presentation adopted in 2009.

FUTURE CHANGES IN U.S. GAAP ACCOUNTING POLICIES

Business Combinations
SFAS No. 141 (revised) Business Combinations (ASC 805-10), retains the fundamental concepts of SFAS No. 141(ASC 805-10) that requires the purchase method of accounting and identification of an acquirer for all business combinations. The significant accounting changes required by this standard are: (i) equity shares issued as purchase consideration should be valued at the acquisition date fair value instead of the deal announcement date fair value; (ii) the acquirer should record 100% step-up to fair value for all assets and liabilities, including non-controlling interest and goodwill as if a 100% interest was acquired; (iii) acquisition and restructuring costs should be expensed when incurred instead of being capitalized as part of the purchase consideration; and (iv) contingent consideration should be recognized on the acquisition date at fair value with the changes in fair value recorded in income. The Bank is required to adopt the standard for new business combinations on or after November 1, 2009. The Bank is in the process of assessing the impact of this standard on the Bank’s Consolidated Financial Statements.

Non-Controlling Interests in Subsidiaries
SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements (ASC 810-10-65-1), provides guidance for accounting and reporting of non-controlling interests in subsidiaries. This standard requires that the non-controlling interests in subsidiaries should be separately presented as part of shareholders’ equity and the amount of consolidated net income attributable to the controlling and to the non-controlling interests identified and presented on the face of the Consolidated Statement of Income. Under this standard, increases and decreases in non-controlling interests will be accounted for as an equity transaction. Deconsolidation of a subsidiary will result in gain or loss recognition measured using the fair value of retained non-controlling interest. Retained non-controlling interest should be measured initially at fair value. The Bank is required to adopt the standard on a prospective basis effective from November 1, 2009. The Bank is in the process of assessing the impact of this standard on the Bank’s Consolidated Financial Statements.

Convertible Debt Instruments
FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (FSP APB 14-1 ASC 470-20-15-2) clarifies that issuers of convertible debt instruments should separately account for the liability and equity components in order to properly reflect the entity’s borrowing rate that would be applied to a non-convertible debt instrument. This FSP is effective for the Bank on November 1, 2009. The Bank is in the process of assessing the impact of this standard on the Bank’s Consolidated Financial Statements.

Accounting for Transfers of Financial Assets and Repurchase Financing Transactions
FSP No. SFAS 140-3 Accounting for Transfers of Financial Assets and Repurchase Financing Transactions (FSP SFAS 140-3/ASC 860-10-65-1) requires that on initial transfer of a financial asset and a repurchase financing that was entered into in contemplation of the initial transfer, be evaluated together as a linked transaction, unless certain criteria are met. The Bank is required to adopt this standard for new transfers and new repurchase financing transactions on or after November 1, 2009. The Bank is in the process of assessing the impact of this standard on the  Consolidated Financial Statements.

Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock
EITF 07-5 Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock (EITF 07-5/ASC 815-40-15), establishes a two-step process for evaluating whether equity linked financial instruments and embedded features are indexed to a company’s own stock for purposes of determining whether the derivative scope exemption of SFAS 133 (ASC 815-10-65-3) should be applied.  The Bank is required to adopt the standard on a prospective basis effective from November 1, 2009. The Bank is in the process of assessing the impact of this standard on the Consolidated Financial Statements.

Accounting for Transfers of Financial Assets
SFAS No. 166, Accounting for Transfers of Financial Assets - an amendment of SFASB Statement No. 140 (SFAS 166/ASC 860-10), revises SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140/ASC 860), which establishes sale accounting criteria for transfers of financial assets.  Among other things, SFAS 166 (ASC 860) amends SFAS 140 (ASC 860) to eliminate the concept of a QSPE. As a result, existing QSPEs will be subject to consolidation in accordance with the guidance provided in SFAS 167 (ASC 810-10). The Bank is required to adopt the standard on a prospective basis effective from November 1, 2010. The Bank is in the process of assessing the impact of this standard on the Consolidated Financial Statements.

Consolidation of Variable Interest Entities (VIE)
SFAS 167 amends FIN 46(R) Consolidation of Variable Interest Entities (FIN 46R/ASC 810-10) by significantly changing the criteria by which an enterprise determines whether it must consolidate a VIE.  SFAS 167 (ASC 810-10) amends FIN 46R (ASC 810-10) to require that a VIE be consolidated by the enterprise that has both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. SFAS 167(ASC 810-10) also requires that an enterprise continually reassess, based on current facts and circumstances, whether it should consolidate the VIEs with which it is involved. The Bank is required to adopt the standard effective November 1, 2010. The Bank is in the process of assessing the impact of this standard on the Consolidated Financial Statements.